Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

RiverNorth Opportunities Fund II, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

325 North LaSalle Street, Suite 645, Chicago, Illinois 60654

Telephone Number (including area code):

(312) 832-1440

Name and Address of agent for service of process:

Marcus L. Collins

RiverNorth Capital Management, LLC

325 North LaSalle Street, Suite 645

Chicago, Illinois 60654

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes X No __

_________________

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 25th day of February, 2019.

RiverNorth Opportunities Fund II, Inc. (Name of Registrant)

By:	/s/ Patrick W. Galley
Patrick W. Galley, President

Attest:	/s/ Marcus L. Collins
Marcus L. Collins
Chief Compliance Officer and Secretary